

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Fernando Suárez
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, D.F. 01210

> **Re:** **Controladora Vuela Compañía de Aviación, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-36059**

Dear Mr. Suárez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 20-F for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

1. Description of the business and summary of significant accounting policies

(d) Revenue Recognition, page F-12

1. We note your disclosure that your non-ticket revenues include revenue from (i) air travel-related services (ii) revenues from non-air-travel related services and (iii) cargo services. Please revise your notes to the financial statements to disclose revenue for each of these products and services in accordance with paragraph 32 of IFRS 8.

3. Financial instruments and risk management, page F-30

2. We note from page F-13 that you adopted the provisions of IFRS 9 (2013) on October 1, 2014. We further note that you distinguish between the intrinsic value of hedges and the time value of such instruments and account for both in OCI. However, your disclosures on page F-30 indicate that beginning in 2015 you will recognize the time value portion of your Asian call options in profit or loss as a reclassification adjustment in the same period in which the expected jet fuel consumed volume affects the jet fuel purchase line item in profit and loss. In this regard, it is unclear why you will delay recognizing the time value portion until January 2015, when you have adopted the guidance as of October 1, 2014. Please clearly explain how you adopted IFRS 9, whether your accounting for the Asian call options differs from other hedging instruments and the specific provisions that permit the delaying of the gain or loss on such option until 2015. We may have further comment upon receipt of your response.

12. Rotable spare parts, furniture and equipment, net, page F-45

3. We note your disclosure that you have entered into several purchase agreements with Airbus and others, in which aircrafts will be delivered in 2015 and future years, and similar disclosure in Note 23 characterizes the transactions as aircraft "purchases." However, we also note disclosure in Note 14 that you have entered into several lease agreements for aircrafts to be delivered in 2015 and future years. In this regard, please clarify for us and in your disclosures whether you refer to the same or different types of arrangements. If you intend to enter into solely sale-leaseback transactions, please state and clarify this fact in disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief